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Japan Airlines System Corporation

Shinagawa Intercity Tower-A, 2-15-1 Konan,
Minato-ku, Tokyo108-6024
Tel.: 81-3-5769-6462 Fax:81-3-5769-6492

February 28, 2003

Mr. Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re.: Notice of Resolution at the Extraordinary Meeting of Shareholders held on February 19, 2003

Dear Mr. Dudek:

We, Japan Airlines System Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.

1. Notice of Resolution at the Extraordinary Meeting of Shareholders held on February 19, 2003. (February 19, 2003) English
2. Notice of Resolution at the Extraordinary Meeting of Shareholders held on February 19, 2003. (February 19, 2003) Japanese

These documents are enclosed with this letter. Please indicate the date of receipt of these documents by either facsimile or by email mentioned below.
If you have any questions, please do not hesitate to contact us.
Thank you very much in advance.

Yours sincerely,

Ko Saruwatari

Ko Saruwatari

Director,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
Ko.saruwatari@jal.com

Katsumasa Tomizawa

Katsumasa Tomizawa

Manager,
Investor Relations
Japan Airlines System Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
katsumasa.tomizawa@jal.com

dlw 3/12

February 19, 2003

To All Shareholders

Re: Notice of Resolution at the Extraordinary Meeting of Shareholders held on February 19, 2003

Dear shareholder:

This is to inform you of the resolution at the Extraordinary Meeting of Shareholders held on February 19, 2003. The following proposals, both of Item 1 and Item 2, were duly approved at the aforementioned Extraordinary Meeting of Shareholders.

Item 1: Decrease of capital reserve

In accordance with the provision in Article 289 Paragraph 2 of the Commercial Code, ¥89,801,841,015 of the ¥189,801,841,015 in capital reserve will be transferred to the surplus account to increase dividend funds and at the same time ensure financial flexibility in preparation for future capital policies, including acquisition of our company's shares held by our subsidiaries, in other words, acquisition of treasury stocks.

Item 2: Partial alternation of the Articles of Incorporation

1. Summary of the proposal and reason for alteration

With the enforcement of the Act for Partial Revision of the Commercial Code, etc. (Law No. 44 of 2002) on April 1, 2003, a system enabling further purchase for shares falling short of one unit will be created. For the convenience of our shareholders, we will include a new provision pertaining to this further purchase system in Article 6 (Shares) of the Articles of Incorporation and make necessary alterations to Article 7 (Shares Handling Regulations) and Article 10 (Transfer Agent).

The Supplementary Provisions will stipulate that the alterations of these Articles will take effect on April 1, 2003, the day when the revised Commercial Code is enforced.

2. Contents of Alterations

The contents of alterations are as follows.

(Underlined portions indicate those portions to be altered.)

Current Articles of Incorporation	Proposed Alteration
(Shares) Article 6.1. The number of shares of one unit of the Company shall be One Thousand (1,000) shares. 6.2 The Company shall not issue share certificates for shares that are less than one unit of shares (hereinafter to be referred to as "shares falling short of one unit"), except when stipulated otherwise in the Shares Handling Regulations. (New)	(Shares) Article 6.1 (As currently stands) 6.2 (As currently stands) 6.3 <u>Shareholders who hold the Company's shares falling short of one unit may request the Company to sell additional shares to make one unit (hereinafter to be referred to as "purchase request"). This shall not apply, however, if such a request is made and the Company does not have the necessary number of treasury stocks to be transferred according to such a request.</u>
(Shares Handling Regulations) Article 7 All handling procedures for shares and rights for subscription of new shares, including, but not limited to, exercise of voting rights or other shareholder's rights by electronic means, types of share certificates, registration of transfer of share ownership and rights for subscription of new shares on the register of shareholders, entry and record of the transfer on the register of beneficial shareholders, purchase by the Company of its shares falling short of one unit, registration of pledges of shares of the Company and cancellation of such registration, issuance of replacement share certificates, registration and indication of trust of fiduciary interest in shares and rights for subscription of new shares of the Company and cancellation thereof, and fees	(Shares Handling Regulations) Article 7 All handling procedures for shares and rights for subscription of new shares, including, but not limited to, exercise of voting rights or other shareholder's rights by electronic means, types of share certificates, registration of transfer of share ownership and rights for subscription of new shares on the register of shareholders, entry and record of the transfer on the register of beneficial shareholders, purchase <u>and sale</u> by the Company of its shares falling short of one unit, registration of pledges of shares of the Company and cancellation of such registration, issuance of replacement share certificates, registration and indication of trust of fiduciary interest in shares and rights for subscription of new shares of the Company and cancellation thereof, and fees

chargeable by the Company therefor, shall be governed by these Articles of Incorporation and the Shares Handling Regulations adopted by the Board of Directors.	chargeable by the Company therefor, shall be governed by these Articles of Incorporation and the Shares Handling Regulations adopted by the Board of Directors.
(Transfer Agent) Article 10.1 The Company shall have a share transfer agent for its shares. 10.2 Such share transfer agent and its place of the handling business shall be selected by resolution of the Board of Directors and public notice thereof shall be given in due course. 10.3 The register of shareholders, the register of beneficial shareholders and the register of the rights for subscription of new shares of the Company shall be kept at the place of the handling business of the transfer agent, and the registration of transfers of shares and rights for subscription of new shares, and the purchase of shares constituting less than one unit and other matters concerning shares and rights for subscription of new shares shall be handled by the transfer agent and not by the Company.	(Transfer Agent) Article 10.1 (As currently stands) 10.2 (As currently stands) 10.3 The register of shareholders, the register of beneficial shareholders and the register of the rights for subscription of new shares of the Company shall be kept at the place of the handling business of the transfer agent, and the registration of transfers of shares and rights for subscription of new shares, and the purchase <u>and sale</u> of shares constituting less than one unit and other matters concerning shares and rights for subscription of new shares shall be handled by the transfer agent and not by the Company.
Supplementary Provisions (New)	Supplementary Provisions (Purchase Request) Article 4 <u>The alterations of the Articles of Incorporation (Article 6 Paragraph 3, Article 7 and Article 10 Paragraph 3) related to purchase requests by shareholders who hold the Company's shares falling short of one unit shall take effect on April 1, 2003.</u>

Very truly yours,

Isao Kaneko
CEO & President, Japan Airlines System Corporation
15-1, Konan 2-chome,
Minato-ku, Tokyo, Japan

平成15年2月19日

株主各位

東京都港区港南二丁目15番1号
株式会社　日本航空システム
代表取締役社長・CEO　兼子　勲

臨時株主総会決議ご通知

拝啓　ますますご清栄のこととお慶び申しあげます。

さて、本日開催の臨時株主総会において、下記のとおり決議されましたので、ご通知申しあげます。

敬　具

記

決議事項

第1号議案　資本準備金減少の件

今後の資本政策に備え財務面での柔軟性確保を目的とし、資本準備金189,801,841,015円のうち、89,801,841,015円を減少し、剰余金に振り替えることが原案どおり、承認可決されました。

第2号議案　定款一部変更の件

「商法等の一部を改正する法律」が平成15年4月1日に施行されることに伴い、単元未満株式の買増し制度が創設されます。

株主各位のご便宜をお図りするため、定款第6条に本買増し制度に関する規定を新設するとともに、第7条および第10条についても所要の変更を行うこと、当該規定の変更は同改正商法の施行日であります平成15年4月1日に効力を生じる旨、附則で規定することが、原案どおり、承認可決されました。変更の内容は、次のとおりであります。

（下線は変更部分）

現行定款	変更案
（株式） 第6条 当会社の1単元の株式の数は、1,000株とする。 2. 当会社は1単元の株式の数に満たない株式（以下「単元未満株式」という。）に係る株券を発行しない。但し、株式取扱規定に定めるところについては、この限りではない。 （新設）	（株式） 第6条（現行どおり） 2.（現行どおり） 3. 当会社の単元未満株式を有する株主は、その所有する単元未満株式の数と併せて1単元の株式となるべき株式を売渡すことを当会社に請求（以下「買増請求」という。）することができる。但し、買増請求があるときに、当会社がその請求により譲渡すべき数の自己株式を所有していない場合は、この限りではない。
（株式取扱規則） 第7条 当会社の電磁的方法による議決権その他の株主権の行使等に関する取扱、株券の種類、株式及び新株予約権の名義書換、実質株主名簿への記載又は記録、単元未満株式の買取り、質権の登録及び抹消、株券の再発行、信託財産の表示及び抹消その他株式及び新株予約権に関する取扱い及び手数料は、この定款のほか、取締役会において定める株式取扱規則による。	（株式取扱規則） 第7条 当会社の電磁的方法による議決権その他の株主権の行使等に関する取扱、株券の種類、株式及び新株予約権の名義書換、実質株主名簿への記載又は記録、単元未満株式の買取り及び売渡し、質権の登録及び抹消、株券の再発行、信託財産の表示及び抹消その他株式及び新株予約権に関する取扱い及び手数料は、この定款のほか、取締役会において定める株式取扱規則による。

現行定款	変更案
（名義書換代理人） 第10条 当会社は、株式につき名義書換代理人を置く。 2. 名義書換代理人及びその事務取扱場所は、取締役会の決議により選定し、これを公告する。 3. 当会社の株主名簿及び実質株主名簿並びに新株予約権原簿は、名義書換代理人の事務取扱場所に備え置き、株式及び新株予約権の名義書換、単元未満株式の買取り、その他株式及び新株予約権に関する事務は、名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。	（名義書換代理人） 第10条（現行どおり） 2.（現行どおり） 3. 当会社の株主名簿及び実質株主名簿並びに新株予約権原簿は、名義書換代理人の事務取扱場所に備え置き、株式及び新株予約権の名義書換、単元未満株式の買取り及び売渡し、その他株式及び新株予約権に関する事務は、名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。
附 則 （新設）	附 則 （買増請求） 第4条 当会社の単元未満株式を有する株主による買増請求に関する変更（第6条第3項、第7条、第10条第3項）については、平成15年4月1日より効力を生じるものとする。